Form ATS-N
BofAS CRD # 283942

Part I: **Identifying Information**

Item 8: Attach as Exhibit 1, the most recently filed or amended Schedule A of Form BD for the Broker-Dealer Operator disclosing information related to direct owners and executive officers.

Schedule A –Direct Owners

Full Legal Name	CRD / Tax ID	Entity Type	Roles	Date Role Acquired	Ownership %	Control Person	Public Reporting Company
NB Holdings Corporation	56-1857749	Domestic Entity	Sole Stockholder	05/2019	75 or more	Y	N
Rae, Glen Alexander	6300829	Individual	Chief Legal Officer	08/2019	Less than 5	N	N
~~McLaren, Edward Walter III~~Gallinek, Eric Eric	~~1686530~~4669008	Individual	Chief Compliance Officer/Broker-Dealer	~~10~~03/~~2020~~2022	Less than 5	N	N
Guardino, Joseph Anthony Jr	2907957	Individual	Chief Operations Officer & FINOP	09/2015	Less than 5	N	N
Alam, Syed Faruqe	2394838	Individual	Chief Financial Officer	09/2019	Less than 5	N	N
Cartaina, John Andrew	6558455	Individual	Chief Compliance Officer/Registered Investment Adviser	02/2018	Less than 5	N	N
Zuberi, Soofian J Jalil	2372292	Individual	Director & Chief Executive Officer	02/2022	Less than 5	Y	N
Chepucavage, Laura P	4672504	Individual	Director	02/2022	Less than 5	Y	N
Gadkari, Sarang Rajan	2522409	Individual	Director	02/2022	Less than 5	Y	N
Magasiner, Andrei Grischa	4368115	Individual	Director	02/2022	Less than 5	Y	N

Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 3: Order Interaction with Broker-Dealer Operator; Affiliates

a. Can any Subscriber opt out from interacting with orders and trading interest of the Broker-Dealer Operator in the NMS Stock ATS?

☒ Yes ☐ No

If yes, explain the opt-out process.

Subscribers can opt-out of interacting with BofAS principal orders (including riskless principal orders) and conditional placements by requesting a ~~counterparty segment classification restriction to exclude BofAS~~ principal ~~orders (See Part III, Items 13 and 14)~~order exclusion. Subscribers must submit their ~~counterparty segment classification restriction requests, or~~principal order exclusion requests to ~~change such segment classifications, to the BofAS Sales team~~their sales and/or coverage personnel. A member of the BofAS Sales team will enter the request(s) into a BofAS platform. BofAS employees ~~responsible for the operation of Instinct X~~implement these requests ~~after the close of~~outside of regular trading ~~on the day of the request~~hours.

b. Can any Subscriber opt out from interacting with the orders and trading interest of an Affiliate of the Broker-Dealer Operator in the NMS Stock ATS?

☒ Yes ☐ No

If yes, explain the opt-out process.

As described in Part II, Item 2(a), BofAS Affiliates can rely on a BofAS desk, a BofAS algorithm, or the BofAS SOR to route orders and conditional placements to Instinct X in a principal, riskless principal, or agency capacity. ~~As~~Subscribers can opt-out of interacting with the principal orders (including riskless principal orders) and conditional placements of BofAS Affiliates by requesting the principal order exclusion described in Part II, Item 3(a)~~,~~. Subscribers can ~~request counterparty segment classification restrictions (See Part III, Items 13 and 14) to opt out of interacting with BofAS principal orders (including riskless principal orders). A Subscriber's determination to opt out of interacting with BofAS principal orders also would result in a Subscriber opting out of interacting with principal orders (including riskless principal orders) of BofAS Affiliates other than MLPFS. Additionally, Subscribers can~~also or alternatively opt-out of interacting with any MLPFS orders and conditional placements by requesting a counterparty segment classification restriction to exclude the ~~Private Client~~BofAS Retail segment classification (See Part III, Item 13), which includes all MLPFS orders and conditional placements, whether principal, riskless principal, or agency. To opt-out of interacting with ~~BANA~~other BofAS Affiliates' agency orders and conditional placements, Subscribers must request a counterparty segment classification restriction to exclude the Institutional segment classification (See Part III, Item 13). Note, opting-out of the Institutional segment classification will result in opting-out of interacting with orders and conditional placements from other Subscribers within that segment, not just ~~BANA~~BofAS Affiliates' orders and conditional placements.

c. If yes to Item 3(a) or 3(b), are the terms and conditions of the opt-out processes required to be identified in Item 3(a), 3(b), or both, the same for all Subscribers?

☒Yes ☐No

Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 6: Activities of Service Providers

a.   Does any employee of the Broker-Dealer Operator or its Affiliate that services both the operations of the NMS Stock ATS and any other business unit or any Affiliate of the Broker-Dealer Operator ("shared employee") have access to confidential trading information on the NMS Stock ATS?

☒Yes ☐No

If yes, identify the business unit, Affiliate, or both that the shared employee services, and provide a summary of the role and responsibilities of the shared employee at the ATS and the business unit, Affiliate, or both that the shared employee services.

BofAS considers a Subscriber's identity, orders, and conditional placements routed to, and trades effected by, Instinct X (including data analytics related to a Subscriber's transactions) confidential trading information. ~~However,~~BofAS does not consider post-execution information publicly disseminated pursuant to regulatory requirements (e.g., information that is reported to the consolidated tape pursuant to SRO trade reporting requirements, etc.), to be Subscriber confidential trading information. BofAS may include certain post-execution information involving Instinct X transactions in various reports, data, and commentary communicated internally and externally to Clients directly or through vendors, provided BofAS has anonymized (i.e., does not identify an individual Subscriber) such information, aggregated such information with execution information from other desks or from BofAS as a whole (such that no individual trade, Client, or Subscriber is identifiable), and communicated such information with appropriate delay. As noted in "Systems with Access to Subscriber Confidential Trading Information" in Part II, Item 7, the BofAS algorithms and SOR can transmit Subscribers' confidential trading information to the extent these systems route Subscribers' orders or conditional placements and related messages to Instinct X.

BofAS does not have any employees solely responsible for Instinct X. Set forth below are the shared employees that service both Instinct X and BofAS or a BofAS Affiliate and have access to Subscriber confidential trading information and the basis for such access.

~~TECHNOLOGY GROUPS Various technology-related groups, e.g., development teams and application support teams, within BANA are responsible for the development, operation and stability of the infrastructure of all BANA systems, including BofAS systems. For BANA, these groups are responsible for developing, monitoring, and testing various systems. For Instinct X, dedicated subsets of these groups serve as developers or network engineers for Instinct X and are responsible for reviewing and testing Instinct X's coding and network infrastructure to ensure stability and functionality. These dedicated groups have access to Instinct X's real-time production environment. Accordingly, a small number of technology-oriented employees have the ability to access log files containing Subscriber order, conditional placement, and execution information, along with BANA or BofAS order and execution information, to support the development, operation, and infrastructure of Instinct X, BANA, or BofAS systems.~~ MARKET ACCESS GROUP ("MAG") The MAG team is a dedicated support team within BofAS's ~~ETS~~ET business unit identified in Part II, Item 1(a) that assists Clients with direct

market access to the U.S. equities and options markets, including Instinct X. For BofAS, the MAG team's responsibilities include integrating new electronic trading Clients, maintaining Clients' trading system configurations, and managing the operation of various market access gateways, including the third-party external market access gateways. For Instinct X, members of the MAG team are responsible for addressing BofAS Client inquiries related to connectivity to Instinct X and real-time trading activity and can access real-time and post-trade Subscriber order, conditional placement, and execution information in connection with executing their duties.

ELECTRONIC TRADING PRODUCTS & CONSULTING ("ET Products," "ET Consulting" or, collectively "ET Products and Consulting")--The ET Products and Consulting teams are dedicated support teams within BofAS's ~~ETS~~ET business unit identified in Part II, Item 1(a) that manage BofAS's various electronic trading products, including Instinct X. The ET Products group is responsible for managing products such as the BofAS SOR, BofAS algorithms, and other market access components. The ET Products and Consulting groups are responsible for compiling data and analytics in response to Client and/or BofAS governance requests. Employees of the ET Products and Consulting groups have access to real-time and post-trade Indirect Subscriber order, conditional placement, and execution information for purposes of managing the BofAS SOR and algorithms and/or responding to Client requests. These employees have visibility into where an order was ultimately routed by the BofAS SOR or algorithms and/or executed, whether involving Instinct X or any other market center. In addition, for Instinct X, a subset of the ET Products group is responsible for managing Instinct X and for compiling data and analytics in response to requests from Subscribers and the ATS Working Group. This subset of ET Products employees has access to post-trade Subscriber order, conditional placement, and execution information for purposes of responding to such requests.

SALES AND TRADING BofAS Sales and Trading employees within the EES, ECS, and ESSL business units identified in Part II, Item 1(a) handle orders that may, based on the discretion of a BofAS algorithm or the BofAS SOR, be routed to Instinct X. With respect to BofAS, these employees are responsible for providing Clients order routing and execution support. With respect to Instinct X, these employees are responsible for addressing Indirect Subscriber inquiries related to their orders or conditional placements routed to Instinct X. Through order and execution management systems, these employees can access real-time and post-trade order, conditional placement, and execution information only for the Indirect Subscribers covered by the respective employee. Specifically, they have system entitlements only for the accounts they cover and only have visibility into where an order was ultimately routed and/or executed, whether in Instinct X or any other market center. These employees forward any Indirect Subscriber requests for detailed trading information to the ET Products team for resolution.

ATS WORKING GROUP This group is comprised of BANA and BofAS employees from various business, support and control functions. While these shared employees have responsibilities specific to BANA (e.g., Legal and Market Risk) and BofAS (e.g., Compliance, Business Control Officers, ~~ETS~~ET and/or EES senior management), the ATS Working Group's mandate focuses on the ATS. ~~ETS~~ET and EES senior management are included in the ATS Working Group to contribute to and be apprised of risk

management efforts. ~~ETS~~ET and EES senior management serve on the Working Group in their supervisory capacities. While such senior managers oversee risk for BofAS equity trading activities, neither they nor any other member of the ATS Working Group are involved in day-to-day principal trading. As such, the ATS Working Group is responsible for evaluating and reviewing Subscriber performance, assessing Subscriber trading activity in connection with segmentation determinations (See Part III, Item 13), reviewing and approving requests for direct access to Instinct X (See Part III, Item 2), and reviewing market developments to adhere to regulatory obligations. In furtherance of this mandate, the ATS Working Group has access to aggregated Subscriber post-trade order and conditional placement execution information, which it receives from the ET Products team no less than quarterly or on an as needed basis. The members of the ATS Working Group are subject to the safeguards and oversight procedures outlined in Part II, Item 7(a).

VARIOUS CONTROL FUNCTIONS Certain BANA employees within BANA's Legal, and Operations departments provide ancillary support to BofAS. These employees assist BofAS with tasks including responding to regulatory inquiries or performing internal audits of the electronic trading platform, including Instinct X. For example, employees within Legal can be tasked with responding to a regulatory inquiry or examination and employees within Operations would assist in those efforts by, for example, obtaining relevant transaction data. When providing regulatory inquiry or internal audit support related to Instinct X or trading activity within Instinct X, these employees are provided post-trade execution information to complete their Instinct X related tasks.

        b.   Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?

              ☒ Yes ☐ No

              If yes, both identify the service provider and provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List the applicable Item number here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider here.

BofAS has entered into an agreement with Operations and Compliance Network, LLC ("Ocean"), an affiliate of Nasdaq, pursuant to which Ocean hosts, operates, and supports the technology platform for Instinct X subject to the direction and oversight of BofAS as the Broker-Dealer Operator. Pursuant to this agreement, Ocean also provides certain support services related to BofAS's compliance, surveillance, supervisory, recordkeeping, and reporting obligations subject to the direction and oversight of BofAS as the Broker-Dealer Operator. Pursuant to the agreement with Ocean, certain aspects of the services provided by Ocean to Instinct X utilize infrastructure and support services shared by Ocean and its affiliates. As the Broker-Dealer Operator, BofAS is responsible for the operation of Instinct X in compliance with the federal securities laws. Ocean is responsible for carrying out the operation of Instinct X and all aspects of Part III of the Form ATS-N with the exception of Items 1 (Types of ATS Subscribers), 2 (Eligibility for

ATS Services), 3 (Exclusion from ATS Services), 6 (Co-location and Connectivity), 12 (Liquidity Providers), 13 (Segmentation), 15 (Display), 16 (Routing), 18 (Trading Outside of Regular Trading Hours), 19 (Fees), 22 (Clearance and Settlement), 24 (Order Display and Execution Access), 25 (Fair Access), and 26 (Aggregate Platform Data). Certain of these enumerated functions do not apply to Instinct X at all or are handled by BofAS personnel.

EQUINIX, INC. Equinix operates the Equinix NY4 New York IBX Data Center which hosts the servers that operate Instinct X. Additionally, Equinix provides connectivity services to Instinct X as described in Part III, Item 6 (Connectivity and Co-location). Equinix does not have access to the Subscriber confidential trading information within Instinct X.

        c.   If yes to Item 6(b), does the service provider, or any of its Affiliates, use the NMS Stock ATS services?

       ☐Yes ☒No

Part II: **Activities of the Broker-Dealer Operator and its Affiliates**

Item 7: Protection of Confidential Trading Information

a. Describe the written safeguards and written procedures to protect the confidential trading information of Subscribers to the NMS Stock ATS, including:

i. written standards controlling employees of the ATS that trade for employees' accounts; and

ii. written oversight procedures to ensure that the safeguards and procedures described above are implemented and followed.

GENERAL BACKGROUND AND SCOPE OF SUBSCRIBER CONFIDENTIAL TRADING INFORMATION Instinct X is comprised of a standalone hardware (i.e., server) and software application (collectively, the operating plant). Instinct X does not share an operating plant with any BofAS system, but it is housed in the same data center as other BofAS systems. BofAS maintains physical restrictions and policies and procedures designed to safeguard the confidential trading information of Subscribers. BofAS considers a Subscriber's identity, orders, and conditional placements routed to, and trades effected by, Instinct X (including data analytics related to a Subscriber's transactions) confidential trading information. ~~However,~~ BofAS does not consider post-execution information publicly disseminated pursuant to regulatory requirements (e.g., information that is reported to the consolidated tape pursuant to SRO trade reporting requirements, etc.), to be Subscriber confidential trading information. **BofAS may include certain post-execution information involving Instinct X transactions in various reports, data, and commentary communicated internally and externally to Clients directly or through vendors, provided BofAS has anonymized (i.e., does not identify an individual Subscriber) such information, aggregated such information with execution information from other desks or from BofAS as a whole (such that no individual trade, Client, or Subscriber is identifiable), and communicated such information with appropriate delay. As noted in "Systems with Access to Subscriber Confidential Trading Information" in Part II, Item 7, the BofAS algorithms and SOR can transmit Subscribers' confidential trading information to the extent these systems route Subscribers' orders or conditional placements and related messages to Instinct X. Subject to the above, access to Subscriber confidential trading information is limited to BofAS** and Ocean **employees and systems responsible for operating Instinct X or responsible for its compliance with applicable rules. Set forth below are the BofAS** and Ocean **employees and systems with access to Subscriber confidential trading information, as well as a description of the applicable safeguards and oversight procedures.** ~~Subject to the above, access to Subscriber confidential trading information is limited to BofAS employees and systems responsible for operating Instinct X or responsible for its compliance with applicable rules. Set forth below are the BofAS employees and systems with access to Subscriber confidential trading information, as well as a description of the applicable safeguards and oversight procedures.~~

BOFAS **EMPLOYEES WITH ACCESS TO SUBSCRIBER CONFIDENTIAL TRADING INFORMATION BofAS does not have any employees solely responsible for Instinct X. The shared employees described in response to Part II, Item 6(a) are the only** BofAS or

BANA employees who have access to Subscriber confidential trading information. These BofAS or BANA employees are prohibited from sharing any Subscriber confidential trading information with Persons not authorized to receive such information. BofAS does not provide Subscriber confidential trading information to BofAS business units or BANA authorized traders in furtherance of BofAS principal trading activities or BANA trading activity.

SYSTEMS WITH ACCESS TO SUBSCRIBER CONFIDENTIAL TRADING INFORMATION ~~BofAS offers third-party external direct market access gateways to customers and clients which are used by some Direct Subscribers to transmit orders and/or conditional placements, including Subscriber confidential trading information, to Instinct X. These gateways communicate to the employees of the third-party responsible for managing the health of the respective gateway (as described in response to Part II, Item 7(d)), real-time information about where the Direct Subscriber's orders and/or conditional placements were routed and or executed, which could be Instinct X or any other market center.~~ USED BY BOFAS PERSONNEL The order and execution management systems used by the Sales and Trading employees described in response to Part II, Item 6(a) can transmit Indirect Subscribers' confidential trading information to the extent orders handled by a Sales and Trading employee ~~is~~are routed to Instinct X. These systems communicate information to Sales and Trading employees with respect to where their Clients' orders were routed and/or executed, which could be Instinct X or any other market center. Separately, BofAS algorithms and the BofAS SOR can transmit Indirect Subscribers' confidential trading information to the extent these systems route Indirect Subscribers' orders or conditional placements to Instinct X. Neither the BofAS algorithms nor the BofAS SOR make routing determinations based on information about orders or conditional placements the respective system routes to Instinct X. All Subscriber orders and conditional placements entering Instinct X pass through the FIX interface. The FIX interface does not retain information about the orders or conditional placements entering Instinct X. The FIX interface does not communicate order or conditional placement information to any other BofAS system. BofAS maintains a research database containing historical trading information. The ET Products team uses this database to run queries and generate reports as described above. This database includes post-trade Subscriber confidential trading information. BofAS maintains an internal system containing order, conditional placement, and execution information routed through the BofAS SOR. The ET Consulting group uses this internal system to run queries and generate reports at the request of BofAS business units and Clients using the BofAS algorithms or SOR, including Indirect Subscribers. BofAS ~~employs a~~uses Ocean's proprietary ~~application~~system, OceanView, for real-time monitoring of Instinct X. The BofAS MAG ~~team uses this application~~, Electronic Trading Products and Consulting, and Sales and Trading teams use OceanView to research Subscriber's orders, conditional placements, and executions and monitor the health of Instinct X (e.g., monitor the number of rejections, pending orders or conditional placements, order-to-fill ratios). BofAS uses internal and external systems to comply with its books and records, trade reporting, surveillance and supervisory obligations. These systems can receive Subscriber order and execution information for purposes of creating surveillance, supervisory and CAT reports.

<u>**BofAS'S POLICIES AND PROCEDURES FOR**</u> **SAFEGUARDING AND OVERSEEING SUBSCRIBER CONFIDENTIAL TRADING INFORMATION Access to Instinct X** <u>**(i.e., access to the OceanView system)**</u>**, Other Relevant BofAS Systems, and Subscriber Confidential Trading Information: BofAS requires permissioned logins to access Instinct X.** ~~In addition, BANA's global cyber security efforts, including measures to detect and prevent unauthorized intrusions of BANA systems, apply to BofAS, including the operation of Instinct X.~~ **Relevant Business Control Officers must approve all employee access to Instinct X** ~~, including the operating plant, development code (including the FIX interface), and production logs~~**. Any individual seeking access to Instinct X must submit a request through BofAS's Access Request Management tool ("ARM"). ARM is the enterprise tool used to manage user access to enterprise resources such as applications, databases, collaboration sites and platforms. ARM tracks and records all requests and approvals for new access, access modifications and revocations, and communicates status to requestors and approvers throughout the request lifecycle. A registered principal must review and approve such request before an individual is granted access to Instinct X. In reviewing access requests, the registered principal considers factors including the employee's current role and whether the employee performs a function related to Instinct X. An employee's request to gain access may be denied if it is deemed to be unnecessary or inappropriate. Employees granted access to a system will have access to all Subscriber confidential trading information available in the system. If an employee changes roles, both the prior supervisor and new supervisor are required to review and adjust the employee's access entitlements to appropriately reflect the employee's new role. Additionally, all approved access requests are subject to a periodic review pursuant to BofAS's written supervisory procedures ("WSPs") described below. Pursuant to the BofAS WSPs, on a quarterly basis, the ATS Supervisor or delegate conducts a review to confirm the appropriateness of user access entitlements to Instinct X. This WSP governs access to** ~~the interface used to view and/or interact with Instinct X's order book~~<u>**OceanView**</u> **and how the access entitlements to Instinct X should be handled once an individual submits a request for access through the ARM process, as well as on an ongoing basis after a registered principal has granted access to an individual. Based on this review, the ATS Supervisor or delegate may revoke access rights to Instinct X's order book.** ~~Pursuant to another BofAS WSP, on a quarterly basis, the ATS Supervisor or delegate conducts a review to confirm the appropriateness of user access entitlements to Instinct X's server logs. This WSP governs access to the server logs and those with direct business responsibility, or who provide development or other technology support to Instinct X. Based on this review, the ATS Supervisor or delegate may revoke access rights to Instinct X's server logs. Additionally, BofAS's contracts with the third-party external market access gateway providers and the third-party service providers described above~~ **require such providers to protect Subscriber confidential trading** information. Specifically, and among other things, these third-parties must: (i) keep Subscriber trading information confidential, (ii) not share Subscriber confidential trading information with any Person who does not have a reasonable need to know or access such information, and (iii) not use or act on Subscriber confidential trading information other than to perform their responsibilities under their agreements (including the use of aggregated and anonymous data for internal statistical, forensic and similar purposes). These ~~third-parties~~ also perform periodic reviews of platform access to confirm the system access entitlements remain accurate, i.e., verify that users whose roles have

~~changed and/or, employees who have been inactive, transferred or terminated have their permissioned access removed from the system.~~

SEPARATION: BofAS has physical and information barriers in place to separate employees and systems with access to Subscriber confidential trading information from those not permitted to access such information. ~~Technology department employees are located in a separate physical location from other BofAS business units--either a different building or a different floor.~~ MAG and ET Product and Consulting employees are located in the same building as other BofAS business units, but in a separate area. As noted above, Instinct X does not share an operating plant with any other BofAS system, but it is housed in the same data center as other BofAS systems.

PERSONAL TRADING RESTRICTIONS: BofAS prohibits all employees, including those with access to Subscriber confidential trading information, from trading based on non-public or other confidential information, which would include Subscriber confidential trading information. Pursuant to the Associate Investment Policy these employees must enter a trade pre-approval request via the Associate Investment Monitoring ("AIM") website for every purchase and sale of a security executed in an employee investment account, which among other things, requires the approval of the employee's supervisor and the AIM Group. When requesting approval for a trade, the employee must provide certain attestations, depending on the employee's role, including whether he or she: (i) reviewed the restricted list and that there are no restrictions, (ii) has no material non-public information, (iii) is not aware that Firm is effecting or proposing to effect a principal or customer trade in the security, and (iv) has held the security for 30 days (for sells). Prior to approving any request, the employee's supervisor and the AIM Group review the attestations. BofAS imposes a 30-day minimum holding period on any approved trades. Pursuant to a BofAS WSP, on a daily basis, the registered principal (or delegate) with supervisory oversight responsibility for the relevant employee conducts a review of the employee's personal trading activity. Specifically, the relevant supervisor or delegate receives a daily report reflecting the prior day's trade activity for each such employee. The relevant supervisor or delegate assesses whether the employee obtained the appropriate pre-approval or pre-clearance for such trades and for any red flags (e.g., excessive trading).

FIRM-WIDE CONFIDENTIAL INFORMATION RESTRICTIONS: As a general matter, BofAS requires all employees to undergo a comprehensive screening before commencing employment and each BofAS employee is bound by and required to observe the BAC Code of Conduct, which includes provisions that address the handling of Client information and impose a duty of confidentiality.

MARKET ACCESS GATEWAY PROVIDERS' SYSTEMS WITH ACCESS TO SUBSCRIBER CONFIDENTIAL TRADING INFORMATION: BofAS offers third-party external direct market access gateways to customers and clients which are used by some Direct Subscribers to transmit orders and/or conditional placements, including Subscriber confidential trading information, to Instinct X. These gateways communicate to the employees of the third-party responsible for managing the health of the respective gateway (as described in response to Part II, Item 7(d)), real-time information about where the Direct Subscriber's orders and/or conditional placements were routed and or executed, which could be Instinct X or any other market center.

MARKET ACCESS GATEWAY PROVIDERS' AND NON-OCEAN THIRD-PARTY SERVICE PROVIDERS' POLICIES AND PROCEDURES FOR SAFEGUARDING AND OVERSEEING SUBSCRIBER CONFIDENTIAL TRADING INFORMATION: BofAS's contracts with third-party external market access gateway providers and third-party service providers that store the trading information associated with BofAS's electronic trading business and generating related reports (as described further in Part II, Item 7(d), paragraph titled "THIRD-PARTY BOFAS SERVICE PROVIDERS") require such providers to protect Subscriber confidential trading information. Specifically, and among other things, these third-parties must: (i) keep Subscriber trading information confidential, (ii) not share Subscriber confidential trading information with any Person who does not have a reasonable need to know or access such information, and (iii) not use or act on Subscriber confidential trading information other than to perform their responsibilities under their agreements (including the use of aggregated and anonymous data for internal statistical, forensic and similar purposes). These third parties also perform periodic reviews of platform access to confirm the system access entitlements remain accurate, i.e., verify that users whose roles have changed and/or, employees who have been inactive, transferred or terminated have their permissioned access removed from the system.

OCEAN SYSTEMS WITH ACCESS TO SUBSCRIBER CONFIDENTIAL TRADING INFORMATION: Ocean, in its role of hosting, operating and supporting the technology platform for Instinct X, also maintains systems, applications and databases that contain Participant confidential trading information. For example, Ocean maintains the Instinct X order book, Nasdaq Trade Surveillance, and OceanView, which include real-time and delayed order and execution information. Separately, Ocean also maintains applications and databases that contain real-time and delayed order and execution information to assist BofAS with other functions including regulatory reporting (e.g., CAT and trade reporting) and surveillance. Like BofAS, Ocean has a "need to know" policy and entitlement access procedures.

OCEAN POLICIES AND PROCEDURES FOR SAFEGUARDING AND OVERSEEING SUBSCRIBER CONFIDENTIAL TRADING INFORMATION:
Certain Ocean and Nasdaq employees have access to Subscriber confidential trading information. Such employees include Ocean and Nasdaq staff from Compliance, Operations, Technology Development (including trading and surrounding systems), Product Management, and Business Management. As further discussed in 7(d), below, the confidential trading information consists of information regarding individual orders and executions, names of Subscribers, and volume of orders in Instinct X.

Ocean's policies and procedures employ a three-pronged approach to permission access to Instinct X; these policies and procedures apply to both Ocean and Nasdaq personnel seeking access to Instinct X confidential trading information. First, an employee must complete compliance training specific to the Ocean business unit. Second, an Ocean employee must request, and Ocean Compliance must approve, access to each specific system based on the employee's designated role and responsibilities. Third, once approved, the Ocean employee must complete Ocean's annual Compliance training.

Ocean and shared Nasdaq employees that have access to Instinct X confidential trading information are subject to Ocean's "Information Barriers and Conflict Management

Policies and Procedures." Pursuant to these procedures, Ocean and shared Nasdaq employees are prohibited from sharing Subscriber confidential trading information with other employees (including at Nasdaq) who are not expressly authorized to receive such information.

All Ocean and shared Nasdaq employees are subject to Nasdaq's Global Trading Policy ("GTP"), which outlines all requirements and restrictions related to personal trading activity including holding periods, annual attestations, IPO restrictions and a prohibited list. Ocean and shared Nasdaq employees are required to disclose personal investment and brokerage accounts, positions, and transactions. Nasdaq's Global Ethics Team monitors personal trade activities against the GTP.

Ocean also conducts electronic communications reviews to identify policy violations including non-compliance with the above referenced policies and procedures.

Ocean maintains written policies and procedures concerning unauthorized disclosures, which include escalation procedures for such incidents. In this regard, Ocean will promptly notify BofAS of any actual or suspected unauthorized disclosure of confidential information, which includes confidential trading information (so long as not prohibited by applicable laws, rules, or regulations).

BofAS has the right to audit Ocean's operation of the ATS, including Ocean's access to and use of confidential trading information, either through audits conducted by BofAS's own audit team or by third-party auditors. Such audits may be conducted onsite or offsite.

    b.   Can a Subscriber consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?

    ☐ Yes ☒ No

    d.   Provide a summary of the roles and responsibilities of any Persons that have access to confidential trading information, the confidential trading information that is accessible by them, and the basis for the access.

The shared employees described in response to Part II, Item 6(a) have access to Subscriber confidential trading information.

THIRD-PARTY EXTERNAL MARKET ACCESS GATEWAY PROVIDERS: As noted in response to Part II, Item 7(a), BofAS operates external direct market access gateways, which are managed by third-parties, that can transmit Direct Subscriber confidential trading information. These platforms receive information about Direct Subscribers' orders, conditional placements, and executions to the extent such information is routed to Instinct X. Similar to systems used by Sales and Trading personnel, these gateways handle orders that may, based on the direction of the Direct Subscriber, be routed directly to Instinct X. Dedicated support personnel for these gateways are responsible for addressing BofAS inquiries related to Direct Subscribers' orders or conditional placements routed to Instinct X and for managing the health of the platform. These employees can access real-time order, conditional placement, and execution information

through the respective activity logs for Direct Subscribers using the respective gateway. However, they do not have access to the Instinct X order book.

THIRD-PARTY BOFAS SERVICE PROVIDERS: As noted in response to Part II, Item 7(a), BofAS uses third parties to store the trading information associated with BofAS's electronic trading business, which includes trading activity on Instinct X, i.e., Subscriber confidential trading information. As requested by BofAS, dedicated support personnel from the third-party are responsible for generating reports, e.g., regulatory reports, client reports, booking records, based on the stored trading information. Through activity logs, these dedicated support personnel can access real-time order, conditional placement, and execution information. However, they do not have access to the Instinct X order book.

OCEAN PERSONNEL: To perform operational, compliance, surveillance, recordkeeping, and regulatory reporting responsibilities, certain designated Ocean employees (approximately a dozen) require access to Instinct X trading information. Particular Ocean business personnel include:

OCEAN OPERATIONS Dedicated Operations personnel are responsible for the day-to-day technical and market operations of Instinct X. To perform these responsibilities, Operations personnel have access to intraday and historical order and execution event data via various system applications, including OceanView, and have access to client set up data via the Configuration API.

OCEAN COMPLIANCE Dedicated Compliance personnel are responsible for surveillance of Instinct X using the Nasdaq Trade Surveillance application and for managing access requests and entitlements for Ocean systems. Such Compliance personnel also are responsible for Ocean's compliance with the Ocean Information Barriers and Conflict Management Policies and Procedures. To perform these responsibilities, such Compliance personnel have access to intraday and historical order and execution event data.

OCEAN CORE TECHNOLOGY Dedicated CORE Technology personnel are responsible for development and maintenance of software related to the core/matching functionality of Instinct X. To perform these responsibilities, CORE Technology personnel have access to intraday and historical order-event data via CORE stream.

OCEAN SURROUNDING TECHNOLOGY Surrounding Technology personnel have responsibilities for the development, maintenance, and operation of downstream applications that consume data from Instinct X for purposes of surveillance, regulatory reporting, and recordkeeping. Personnel have access to intraday and historical order-event data via various system applications, including OceanView. Personnel also have access to client set up data via the Configuration API.

OCEAN BUSINESS AND PRODUCT MANAGEMENT Dedicated Business and Product Management personnel are responsible for overarching management and coordination of Ocean teams (Operations/Compliance/CORE/Surrounding). For these purposes, such personnel have access to intraday and historical order-event data via various systems applications, including OceanView.

Part III: Manner of Operations

Item 3: Exclusion from ATS Services

a.   Can the NMS Stock ATS exclude, in whole or in part, any Subscriber from the ATS services?

☒ Yes ☐ No

If yes, list and provide a summary of the conditions for excluding, in whole or in part, a Subscriber from the ATS services.

BofAS can exclude Subscribers from accessing Instinct X.

SUBSCRIBERS BofAS can deny Persons from becoming Subscribers if they fail to meet the requirements to become a BofAS Client or fail to meet requirements for accessing BofAS's electronic trading platform (See Part III, Item 2).

DIRECT SUBSCRIBERS BofAS can suspend or exclude a Direct Subscriber from Instinct X based on the Direct Subscriber's order flow/trading activity on Instinct X. As described in more detail in Part III, Item 13(a), the ATS Working Group reviews Direct Subscriber order flow/trading activity on Instinct X in accordance with the Firm's Direct Subscriber Segment Reclassification Procedure and determines whether to request that a Direct Subscriber modify its order flow behavior to conform to its designated segment classification or whether to reclassify a Direct Subscriber's current segment classification. In the event a Direct Subscriber does not modify its order flow to conform to its designated or re-designated segment classification, the ATS Working Group can suspend or exclude such Direct Subscriber from Instinct X. If a Direct Subscriber also accesses Instinct X as an Indirect Subscriber, any suspension or exclusion of the ability of the Client to send orders directly to Instinct X does not impact the Client's ability to access Instinct X as an Indirect Subscriber. Additionally, the ATS Working Group reviews Direct Subscribers' conditional placement activity (e.g., the size of responses to firm-up requests) to monitor and assess whether Direct Subscribers should be permitted to continue to submit conditional placements.

INDIRECT SUBSCRIBERS Indirect Subscribers are not subject to the ATS Working Group's segment reclassification related review of order flow/trading activity on Instinct X or a review by the ATS Working Group of conditional placement activity for the purposes of monitoring and assessing whether continued submission of conditional placements should be permitted. However, BofAS can suspend or exclude an Indirect Subscriber from Instinct X based on other considerations suggesting high-risk activity including regulatory actions, surveillance findings suggesting potential market manipulation, or other inappropriate activity.

b.   If yes to Item 3(a), are the conditions required to be identified in Item 3(a) the same for all Subscribers?

☒ Yes   ☒ No

The criteria described in Part III, Item 3(a) for Direct Subscribers apply universally to all Direct Subscribers, but the exercise of discretion by BofAS, including the ATS Working Group, in applying such criteria may result in different outcomes for similarly situated

Form ATS-N
BofAS CRD # 283942

Direct Subscribers. The criteria described in Part III, Item 3(a) for Indirect Subscribers apply universally to all Indirect Subscribers, but the exercise of discretion by BofAS in applying such criteria may result in different outcomes for similarly situated Indirect Subscribers. Direct Subscriber order flow/trading activity on Instinct X is subject to ATS Working Group reviews in accordance with the Firm's Direct Subscriber Segment Reclassification Procedure. Direct Subscriber order flow/trading activity is also subject to the ATS Working Group review of conditional placement activity for the purposes of monitoring and assessing whether continued submission of conditional placements should be permitted. Indirect Subscriber order flow/trading activity is not subject to either type of review by the ATS Working Group.

Part III: **Manner of Operations**

Item 4: Hours of Operations

a. Provide the days and hours of operation of the NMS Stock ATS, including the times when orders or trading interest can be entered on the ATS, and any hours of operation outside of regular trading hours.

Instinct X is available for connectivity between ~~7:00 A.M~~7:30 A.M. to ~~6:00 P.M~~5:00 P.M. Eastern Time. Instinct X's trading hours are as follows: (i) Instinct X operates during regular trading hours as set forth by the primary exchange for each security; (ii) Instinct X will accept orders and conditional placements beginning at ~~9:30 A.M~~9:00 A.M. Eastern Time; however, Instinct X will not execute any orders or conditional placements until there has been an opening print on the primary exchange; (iii) Instinct X will cancel IOC orders at market open in the event that the security has not opened for trading; (iv) Trading ends at 4:00 P.M. Eastern Time; (v) Instinct X will cancel all orders and conditional placements at 4:00 P.M. Eastern Time regardless of the status of the primary exchange; (vi) Instinct X will not accept or execute orders or conditional placements outside of this window and Instinct X will not hold any orders or conditional placements overnight; and (vii) Instinct X will be closed or close early during market holidays or shortened trading days in accordance with the NYSE holiday schedule.

b. Are the hours of operations the same for all Subscribers and the Broker-Dealer Operator?

☒Yes ☐No

Part III: Manner of Operations

Item 6: Connectivity and Co-location

    a.   Does the NMS Stock ATS offer co-location and related services (e.g., cabinets and equipment, cross-connects)?

    ☒ Yes ☐ No

If yes, provide a summary of the terms and conditions for co-location and related services, including the speed and connection (e.g., fiber, copper) options offered.

All Direct Subscribers can establish direct access (e.g., extranet or cross-connect) to Instinct X through the standard FIX 4.2 API referenced in Part III, Item 5(a), which will affect the speed of their orders or conditional placements in reaching the ATS interface, but will not otherwise affect order execution. BofAS does not host Client hardware (e.g., servers, SOR) or the third-party external market access gateways within its rack space in the NY4 Data Center. Direct Subscribers with their own rack space in the data center and Direct Subscribers using a third-party external market access gateway can request ~~an in-house~~a cross-connect (i.e., a physical wire connecting the Subscriber to Instinct X) either through BofAS Sales or the Firm's Market Access Group. Any additional requests for a cross-connect must be reviewed and approved by the ATS Working Group. BofAS currently offers the following cross-connect options: (1) 1GB Fiber, (2) 10GB Fiber, or (3) Copper. Any Direct Subscriber establishing a cross-connect will decrease latency in reaching Instinct X's matching engine as compared to not using a cross-connect. However, the proximity of the Direct Subscriber's hardware to the Instinct X matching engine will affect the degree of any reduction in latency the Direct Subscriber may experience in reaching the Instinct X matching engine. BofAS does not offer "coiling" as a cross-connect option. BofAS does not charge a fee in connection with any cross-connect requests, but the service provider, Equinix, may charge a fee to establish the cross-connect.

    b.   If yes to Item (6)(a), are the terms and conditions required to be identified in Item 6(a) the same for all Subscribers and the Broker-Dealer Operator?

    ☒ Yes ☐ No

    c.   Does the NMS Stock ATS offer any other means besides co-location and related services required to be explained in this Item 6(a) to increase the speed of communication with the ATS?

    ☐ Yes ☒ No

    e.   Does the NMS Stock ATS offer any means to reduce the speed of communication with the ATS (e.g., speed bumps)?

    ☐ Yes ☒ No

Part III: Manner of Operations

Item 7: Order Types and Attributes

a.   Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following:

i.   priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-à-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price;

ii.   conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability);

iii.   order types designed not to remove liquidity (e.g., post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received;

iv.   order types that adjust their price as changes to the order book occur (e.g., price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;

v.   whether an order type is eligible for routing to other Trading Centers;

vi.   the time-in-force instructions that can be used or not used with each order type;

vii.   the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and

viii.   the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.

Instinct X accepts orders and conditional placements. Thus, conditional placements are the only trading interests accepted by Instinct X. See Part III, Item 9 for a full description of conditional placements.

ACCEPTABLE ORDER TYPES, TIME-IN-FORCE INSTRUCTIONS, AND ATTRIBUTES As a general matter, all Instinct X order types are available across all forms of connectivity to Instinct X; however, a Subscriber's determination to use

particular order types will vary based on the Subscriber's trading and execution objectives. Instinct X accepts the following order types: (i) MARKET -- an order to buy or sell immediately at the best available price; (ii) LIMIT -- an order to buy or sell at a specified price or better; and (iii) PEGGED -- an order to buy or sell at a price relative to a reference benchmark price. Instinct X offers the following Pegged order types: (i) Midpoint Peg -- an order that is pegged to the midpoint of the Best Bid and Offer ("BBO") (See Part III, Item 23 for a description of how the BBO is calculated); (ii) Primary Peg -- an order that is pegged to the BBO on the same side of the market (i.e., near touch); and (iii) Market Peg -- an order that is pegged to the BBO on the opposite side of the market (i.e., far touch). Instinct X ~~does not offer post-only order types. Instinct X~~ offers the following time-in-force ("TIF") instructions: (i) IMMEDIATE-OR-CANCEL ("IOC") -- ~~an~~This instruction ~~whereby~~generally means that Instinct X must immediately execute all or part of the order upon receipt and cancel any unfilled part of the order~~; (ii) DAY -- an~~. Instinct X offers a conditional placement-eligible attribute that is described below. If this attribute is applied to an Instinct X order that has a TIF of IOC, to the extent the order matches with a conditional placement, the order--notwithstanding its IOC designation--will be reserved (i.e., not cancelled, but ineligible for matching with any other orders or conditional placements) for the shorter of the time it takes for the contraparty's conditional placement to respond to a Firm-Up Invite or the expiration of the preset period to respond. Conditional placement-eligible orders are described further in Part III, Item 9. (ii) DAY -- This instruction ~~whereby~~means that all or any unexecuted residual of an order expires at the end of the trading day.

The following are order attributes that may affect whether and how orders and/or conditional placements in Instinct X match.

BofAS Subscribers can elect to apply a Minimum Quantity ("MinQty") attribute to their orders, which represents the minimum quantity of an order that Instinct X can execute against a single counterparty. The default MinQty behavior with respect to a partially executed order is for Instinct X to designate a new MinQty equal to the leaves quantity when the leaves quantity falls below the original MinQty. Alternatively, Subscribers can request an unsolicited cancel of the leaves quantity should the quantity fall below the original MinQty.

Subscribers can also elect to apply a Post Only attribute to their orders or conditional placements. This attribute allows the order or conditional placement to execute only when it is the first-in-time (liquidity-providing) order or conditional placement in a match, and prevents executions when the incoming Post Only order or conditional placement otherwise would remove resting liquidity on the book or match with a resting conditional placement. In some instances, this may mean that an order or conditional placement to buy with a Post Only attribute may rest on the order book at the same or higher price than the best offer on Instinct X and an order or conditional placement to sell with a Post Only attribute may rest on the order book at the same or lower price than the best bid on Instinct X. Because of the Post Only attribute, such orders would not match with each other, and they would not match with preexisting orders in the ATS; they would rest on the book until a later-in-time order eligible for a match (without a Post Only attribute) arrived in the ATS. The functionality of orders and conditional placements with the Post Only attribute on Instinct X may vary relative to how a "post only" order might be handled on certain exchanges. For example, Instinct X will not price slide or cancel back an order or conditional placement with the Post Only attribute that would lock or cross the ATS order book.

Subscribers may also elect to apply Volatile Quote Protection to their orders. Volatile Quote Protection does not apply to conditional placements or Firm-Up Accepts. If enabled, this attribute prevents orders from matching when the BBO provided by the SIP feeds for the relevant security varies at all from the Constructed BBO described in Part III, Item 23. Volatile Quote Protection can be applied at the system level for a given Subscriber by contacting BofAS support personnel. Changes related to Volatile Quote Protection go into effect outside of trading hours and apply to all of a Subscribers' orders. If an incoming order is a potential match for a resting order but the SIP and Constructed BBO differ and either order has Volatile Quote Protection enabled, no match will occur. Both orders will remain on the Instinct X order book.

Subscribers can elect to submit their firm orders with a conditional placement-eligible attribute. As described further in Part III, Item 9, by default, firm Day orders will be eligible to interact with conditional placements and firm IOC orders will not be eligible to interact with conditional placements. Direct Subscribers can change these default attributes on an order-by-order basis via FIX tags. Indirect Subscribers can change these defaults by contacting the BofAS sales team.

POSSIBLE OUTCOMES OF ORDER TYPES ROUTED TO INSTINCT X Orders routed to Instinct X can result in one or more of the following: acceptance, rejection, cancelation, execution, or, in the event not fully executed, expiration. Instinct X orders can be modified, canceled and replaced at any time prior to execution at the discretion of the Subscriber. Instinct X updates order queue position when a Subscriber amends an order (see discussion of priority below). Instinct X will reject any orders that do not satisfy the minimum pricing increments specified in Rule 612 of Regulation NMS (i.e., the Sub-Penny Rule). Instinct X does not route orders to other Trading Centers.

PRIORITY ~~Instinct X operates on a Price/Capacity/Time basis.~~Firm orders are prioritized over conditional placements, i.e., assuming order or conditional placement characteristics (e.g., symbol, side, MinQty) enable a match, an incoming order or conditional placement will match with a firm order before it matches with a conditional placement. Instinct X queues firm orders for priority purposes separately from conditional placements (even though firm orders can interact with conditional placements under certain circumstances, as described in Part III, Item 9). Instinct X prioritizes firm orders on a Price/Client Segment/Time basis. See Part III, Item 9, for a discussion of conditional placement prioritization. When multiple same side firm orders have an identical price, Instinct X determines execution priority based on the order's ~~capacity~~Client Segment (See Part III, Item ~~11), with BofAS principal orders yielding to all Subscriber orders~~13 for definitions of Client Segments), followed by the time of order receipt in Instinct X. With respect to prioritization by Client Segment, as described in more detail in Part III, 11(c), orders in a lower-numbered Client Segment will have priority over orders in a higher-numbered Client Segment. Part III, Item 11(c) and Part III, Item 14 discuss order characteristics that could prevent matching regardless of priority, including, but not limited to, a Subscriber's election not to interact with a particular Client Segment. Instinct X determines queue position by new order receipt time and updates queue position when there is an amendment to the specified price, an increase in quantity, a change/addition to the pegging instruction, <u>a change to the time in force designation,</u> or an update to MinQty. Instinct X will maintain an order's queue position when a Subscriber amends the order to reduce its quantity. <u>The presence or absence of a conditional-eligible attribute cannot be amended; the order must be cancelled and a new order sent</u>. Pegged orders can be combined with a limit price. All orders will be assigned the more conservative price for execution purposes. For example, a resting midpoint pegged order with a limit price at the far side of the BBO (best offer for buy orders, best bid for sell orders) will execute at a price no worse than the midpoint. If the BBO changes where the limit price is the near side (best bid for buy orders, best offer for sell orders), the execution will occur at an assigned limit price that is no worse than the near side price of the BBO.

      b.   Are the terms and conditions for each order type and attribute the same for all Subscribers and the Broker-Dealer Operator?

        ☒Yes ☐No

Part III: Manner of Operations

Item 8: Order Sizes

a.   Does the NMS Stock ATS require minimum or maximum sizes for orders or trading interest?

☒ Yes ☐ No

If yes, specify any minimum or maximum order or trading interest size requirements and any related handling procedures.

Instinct X accepts a minimum order or conditional placement size of one (1) ~~round lot~~__share__**. Instinct X does not have a maximum order or conditional placement size; however, pursuant to applicable regulatory requirements, BofAS prevents the entry of orders and conditional placements that exceed appropriate pre-set credit or capital thresholds in the aggregate for each Client prior to entry into Instinct X based on financial and regulatory risk management controls (i.e., Exchange Act Rule 15c3-5).**

b.   If yes to Item 8(a), are the requirements and procedures required to be identified in Item 8(a) the same for all Subscribers and the Broker-Dealer Operator?

☐ Yes ☒ No

If no, identify and explain any differences.

Aggregate credit and single order and conditional placement limits (quantity, notional value, and price) are Client-specific and are established in accordance with the Firm's written policies and procedures governing market access.

c.   Does the NMS Stock ATS accept or execute odd-lot orders?

~~☐~~☒ Yes   ☒~~☐~~ No

If yes, specify any odd-lot order requirements and related handling procedures (e.g., odd lot treated the same as round lot).

Instinct X accepts odd-lot orders and conditional placements. Instinct X will cross an odd-lot order or conditional placement in the ordinary course.

d.   If yes to Item 8(c), are the requirements and procedures required to be identified in Item 8(c) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

e.   ~~e.~~   Does the NMS Stock ATS accept or execute mixed-lot orders?

☒ Yes ☐ No

If yes, specify any mixed lot order requirements and related handling procedures (e.g., mixed lot treated the same as round lot).

Instinct X accepts mixed-lot orders and conditional placements. Instinct X will cross a mixed-lot order ~~and~~or conditional placement in the ordinary course ~~and will cancel back any subsequent odd-lot leaves quantity to the Direct Subscriber or the BofAS algorithm or BofAS SOR (for Indirect Subscriber orders)~~.

    f. ~~f.~~ If yes, to Item 8(e), are the requirements and procedures required to be identified in 8(e) the same for all Subscribers and the Broker-Dealer Operator?

     ☒Yes ☐No

Part III: **Manner of Operations**

Item 9: Conditional Orders and Indications of Interest

a. Does the NMS Stock ATS send or receive any messages indicating trading interest (e.g., IOIs, actionable IOIs, or conditional orders)?

☒Yes ☐No

If yes, identify and explain the use of the messages, including information contained in messages (e.g., price or size minimums), how the message is transmitted (e.g., order management system, smart order router, FIX), when the message is transmitted (e.g., automatically by the ATS, or upon the sender's request), the type of Persons that receive the message (e.g., Subscribers, Trading Centers), responses to conditional orders or IOIs (e.g., submission to firm-up conditional orders), and the conditions under which the message might result in an execution in the ATS (e.g., response time parameters, interaction, and matching).

CONDITIONAL PLACEMENTS GENERALLY Instinct X accepts conditional placements -- the only trading interests supported by Instinct X. Conditional placements are an optional set of messages that have all the required attributes of a firm order (i.e., symbol, side, market/limit and quantity), but are not firm orders because they cannot execute without further message interactions. ~~Conditional~~By default, conditional placements can ~~only~~ interact with other conditional placements and with firm orders on a one-to-one basis, as described further below. Specifically, conditional placements can interact with other conditional placements, with firm DAY orders, or with IOC orders that have applied the conditional placement-eligible attribute. Firm DAY orders can opt out of interacting with conditional placements. Direct Subscribers can prevent their firm DAY orders from interacting with conditional placements via FIX tags. Indirect Subscribers can prevent their firm DAY orders from interacting with conditional placements by contacting the BofAS Sales team. Subscribers can prevent their conditional placements from interacting with firm orders. Direct Subscribers can prevent their conditional placements from interacting with firm orders via FIX tags. Indirect Subscribers can prevent their conditional placements from interacting with firm orders by contacting the BofAS Sales team, which can implement the change outside of normal trading hours. Conditional ~~Placements~~placements can include all of the order types and attributes identified in Part III, Item 7~~, except the IOC time-in-force instruction.~~. Conditional placements are subject to the same order size requirements identified in Part III, Item 8. The segmentation rules and restrictions equally apply to conditional placements as described in Part III, Items 13 and 14~~. Instinct X does not maintain a separate book or pool of conditional placements; rather~~ (however, conditional placements ~~rest on the same book as orders and the optional attribute applicable to conditional placements ensures that they do not interact with orders resting on the book.~~ do not use Client Segment in their prioritization logic, as described below).

WHO CAN SEND CONDITIONAL PLACEMENTS AND HOW Any Direct Subscriber can submit conditional placements, at its discretion, through the standard FIX messaging protocol. Any Indirect Subscriber can submit conditional placements through

customizations of a BofAS algorithm or the BofAS SOR, based on the Indirect Subscriber's order attributes and handling instructions (i.e., if an Indirect Subscriber elects to use a dark routing strategy, the algorithm or SOR will use the passive dark routing strategy to determine to send conditional placements to Instinct X via the SOR). Note, BofAS logs all Subscriber conditional placement details within Instinct X system files to allow for review of all counterparty acceptances, including the size of counterparty acceptances, and declines. The ATS Working Group uses this information to monitor and assess whether Direct Subscribers should be permitted to continue to submit conditional placements.

POTENTIAL MATCHES OF CONDITIONAL PLACEMENTS ~~Two conditional~~Conditional placements can generate a potential match with other conditional placements and/or firm orders based on marketability (i.e., price), quantity, symbol, and other optional attributes like segment classification exclusions ~~and~~, MinQty~~. Instinct X also applies the crossing priority outlined in Part III, Item 11 to potential matches of conditional placements~~, or Post Only. The ATS will attempt to match an incoming order or conditional placement first against a firm order resting on the ATS's book (firm orders are prioritized for matching with incoming orders or conditional placements as described above in Part III, Item 7). If there are no resting firm orders against which the incoming order or conditional placement can match, then the ATS will attempt to match an incoming order or conditional placement against any resting conditional placements. Conditional placements resting on the ATS's order book are prioritized for matching with incoming orders or conditional placements on a Price/Quantity/Time basis. When multiple same side conditional placements have an identical price, Instinct X determines execution priority based on the order's quantity, followed by the time of order receipt in Instinct X. Instinct X updates queue position for conditional placements when there is an amendment to the specified price, an increase in quantity, a change/addition to the pegging instruction, a change to the time in force designation, or an update to MinQty. If a potential match between two conditional placements exists, Instinct X will send a Firm-Up Invite to each of the single counterparties that meet one another's parameters (i.e., Instinct X will generate only one Firm-Up Invite for each of the matched conditional placements). If a potential match between a conditional placement and a firm order exists, Instinct X will send a Firm-Up Invite to the conditional placement. Instinct X will send a Firm-Up Invite to a Direct Subscriber through the FIX connection or to the BofAS algorithm or BofAS SOR that sent the conditional placement (on behalf of an Indirect Subscriber). When a BofAS algorithm generated a conditional placement, the Firm-Up Invite is sent through the SOR to the algorithm, which makes the decision whether to send a Firm-Up Accept. When Instinct X generates the Firm-Up Invite, Instinct X will immediately cancel the underlying conditional placement and will not generate any other Firm-Up Invites in connection with the cancelled conditional placement until the Firm-Up Invite expires or is actioned. Instinct X will continue to match other orders and conditional placements for Subscribers in all symbols while a Firm-Up Invite is pending. The Firm-Up Invite expires after a preset period~~--currently one second~~. The same preset period applies to all Subscribers. The preset period is 100 milliseconds, but may be changed at BofAS's sole discretion to any period within 10 to 300 milliseconds. If made, a change would apply to all Subscribers and symbols. The preset period will not be changed on an intraday basis and BofAS will attempt to provide advance notice via email to Direct Subscribers and the systems that send Indirect Subscriber orders to Instinct X and will

provide notice as soon as reasonably practicable after the change via a Form ATS-N Updating Amendment. To the extent a conditional placement has matched with a firm order, the firm order--including any IOC order that has applied the conditional placement-eligible attribute--is not reserved exclusively for the conditional placement's Firm-Up Accept. The Firm order may match with any other firm orders in the ATS up until the shorter of the time it takes for the conditional placement to respond to the Firm-Up Invite or the expiration of the preset period, after which time the process described below under HOW FIRM-UP INVITES RESULT IN AN EXECUTION occurs. The duration of Firm-Up Invites is configurable only by BofAS and can be adjusted based on the ATS Working Group's periodic review of overall performance of conditional placements in Instinct X and the amount of time it takes counterparties to Firm-Up. If a Firm-Up Invite expires, Instinct X will cancel any orders in that symbol from the Subscriber that permitted the Firm-Up Invite to expire.

RESPONSES TO FIRM-UP INVITATIONS BY COUNTERPARTIES THAT SUBMITTED CONDITIONAL PLACEMENTS Firm-Up Invites sent to potential conditional placement counterparties include each party's respective original order attributes, a unique identifier and a quantity that is the lesser of the two original conditional placement quantities (Firm-Up Invite quantity). A counterparty can accept, decline or ignore a Firm-Up Invite. A counterparty can accept a Firm-Up Invite by responding with any quantity that satisfies its own MinQty. The Firm-Up Accept quantity can be less than, equal to or greater than the Firm-Up Invite quantity, or a quantity that is greater than the original conditional placement. Instinct X will cancel any remaining quantity. Alternatively, a counterparty can ignore the Firm-Up Invite by not responding with a Firm-Up Accept for the duration of the Firm-Up Invite; ignoring the Firm-Up Invite results in a default decline at the expiration of the preset period. Counterparties also can ~~affirmatively~~ decline a Firm-Up Invite before the expiration of the preset period by sending a Firm-Up Accept with a zero quantity. If a party ignores or declines (i.e., sends a zero-quantity Firm-Up Accept) a Firm-Up Invite, the initiating conditional placement is cancelled. Affirmatively declining a Firm-Up Invite before the expiration of the preset period frees the potential counterparty's Firm-Up Accept or firm order to interact with other firm orders. No Firm-Up Invite or other information about a conditional placement is sent to a counterparty whose firm order potentially matches with a conditional placement. Accordingly, no Firm-Up Accept is required from such party, and such party may not change the quantity of their firm order during the preset period.

HOW FIRM-UP INVITES RESULT IN AN EXECUTION If ~~both counterparties~~the counterparty(ies) that sent a conditional placement accept a Firm-Up Invite, Instinct X will execute a trade at the lesser of the two quantities reflected in the Firm-Up Accept(s) or the original firm order, as applicable, provided that it satisfies the MinQty of each counterparty. Instinct X will cancel back any remaining quantity on ~~a firm-up response.~~the Firm-Up Accept or a firm IOC order. Any remaining quantity of a firm DAY order will be added to the order book.

> b. If yes to Item 9(a), are the terms and conditions governing conditional orders and indications of interest the same for all Subscribers and the Broker-Dealer Operator?
>
> ☒ Yes   ☒ No

Form ATS-N
BofAS CRD # 283942

Indirect Subscribers are not subject to the ATS Working Group review of conditional placement activity for the purposes of monitoring and assessing whether continued submission of conditional placements should be permitted. As described in Part III, Item 9(a), the process for submitting instructions related to conditional placements (e.g., whether orders are eligible to interact with conditional placements) is different for Indirect Subscribers relative to Direct Subscribers, and, for Indirect Subscribers, the BofAS algorithm or BofAS SOR that sent the conditional placement participates in the Firm-Up process, rather than the Indirect Subscriber. The exercise of discretion by BofAS, including the ATS Working Group, in monitoring and assessing whether Direct Subscribers should be permitted to continue to submit conditional placements may result in different outcomes for similarly situated Direct Subscribers in terms of the ability to send conditional placements.

Part III: Manner of Operations

Item 11: Trading Services, Facilities and Rules

a. Provide a summary of the structure of the NMS Stock ATS marketplace (e.g., crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.

Generally, Instinct X is an NMS Stock ATS that operates within BofAS as part of the GBAM Division of BAC and offers matching services in all NMS Stocks. Specifically, Instinct X is a crossing system that matches non-displayed orders based on a Price/~~Capacity~~<u>Client Segment</u>/Time priority and Subscriber selected order attributes. Instinct X also supports conditional placement trading interest as described in Part III, Item 9, which allows a Subscriber to place non-firm trading interest into Instinct X for matching through a Firm-Up process. Instinct X will establish a non-displayed "book" (subject to further discussion in Part III, Item 15) for <u>orders and conditional placements, respectively, for</u> each security made available for matching (the book is the conceptual file that maintains all individual orders ~~and~~<u>or</u> conditional placements deemed eligible for crossing in a particular security).

<u>Instinct X will transition to the Ocean platform in phases, as follows:</u>

<u>Before the start of trading hours on April 4, 2022: Legacy technology platform is decommissioned and legacy client connections are disconnected.</u>

<u>April 4-8, 2022: Instinct X, now hosted on the Ocean technology platform, will go live with trading in 10 NMS stocks: GME, F, FB, ZNGA, SPY, XLF, GSAT, IEFA, PBR, PBR.A.</u>

<u>April 11-15, 2022: Trading will be available in NMS stocks with symbols starting V-Z.</u>

<u>April 18-22, 2022: Trading will be available in NMS stocks with symbols starting N-Z.</u>

<u>April 25, 2022: Trading will be available for all NMS stocks.</u>

<u>The length of each phase and progression to the next phase will be subject to Instinct X system performance and BofAS's judgment on whether to continue to expand the universe of available NMS stocks.</u>

b. Are the means and facilities required to be identified in Item 11(a) the same for all Subscribers and the Broker-Dealer Operator?

☒Yes ☐No

c. Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.

Instinct X evaluates each Subscriber incoming order and conditional placement to determine whether: (i) the Instinct X system is available for trading and (ii) the symbol is available for trading. If so, Instinct X assesses the market conditions applicable to each order or conditional placement including ~~the~~: (i) the availability of market data (updated in real-time), (ii) the symbol's trading status (updated in real-time), ~~and~~ (iii) ~~validity of the trading session~~whether the time is within Instinct X's trading hours (see Part III, Item 4), and (iv) whether the bid/ask spread is smaller than the maximum value set by BofAS for the particular security and the particular time interval. If the market conditions are acceptable, Instinct X then evaluates each order's or conditional placement's Subscriber required attributes.

PRIORITY Instinct X will match orders ~~and conditional placements~~ based on Price/~~Capacity~~Client Segment/Time priority, in order of precedence. First, Instinct X will consider price and will prioritize the more conservative of the Limit and Relative Price defined in any peg instruction. Next, Instinct X will consider the ~~capacity in which it handles~~Client Segment for equally priced orders ~~or conditional placements~~. Specifically, orders ~~and conditional placements BofAS handles in an agency capacity (including, as described above, MLPFS and BANA orders and conditional placements) maintain priority over BofAS principal and riskless principal orders. Among agency orders and conditional placements, those originating from Subscribers in the Institutional, Broker-Dealer, and Private Client segment classifications maintain priority over agency orders of Subscribers in the Market Maker Client segment classification~~in a lower-numbered Client Segment will have priority over orders in a higher-numbered Client Segment (as defined in Part III, Item 13). After assessing the price and ~~capacity~~Client Segment of an order ~~or conditional placement~~, Instinct X will consider the time it received the order ~~or conditional placement~~ and will prioritize orders ~~or conditional placements~~ received earlier in time. Instinct X will match conditional placements based on Price/Quantity/Time priority, in order of precedence. When multiple same side conditional placements have an identical price, Instinct X determines execution priority based on the order's quantity, followed by the time of order receipt in Instinct X. A Subscriber's use of the MinQty, Post Only, or Volatile Quote Protection attributes, as defined in Part III, Item 7, may also affect an order's or conditional placement's priority. For example, an incoming order that would match with a resting order based on Price/Client Segment/Time but that does not meet the resting order's MinQty would not result in a match. Similarly, an incoming order that would match with a resting order based on Price/Client Segment/Time but that is marked Post Only would not result in a match. A Subscriber's election not to interact with a particular Client Segment (see Part III, Item 14) could also prevent an order or a conditional placement that otherwise satisfies matching criteria, including priority criteria, from matching. To the extent an incoming order or conditional placement is prevented from matching with a resting order or conditional placement by one of these order attributes, Instinct X would look for other potential matches with resting orders or conditional placements, using the priority rules described above. If no match is identified, the incoming order or conditional placement will be added to the Instinct X order book.

PRICE IMPROVEMENT Instinct X offers Subscribers the ability to choose price protection mechanisms in the form of the following pegged orders: (i) MIDPOINT PEG -- an order that is pegged to the midpoint of the BBO; (ii) PRIMARY PEG -- an order that

is pegged to the BBO on the same side of the market (i.e., near touch); and (iii) MARKET PEG -- an order that is pegged to the BBO on the opposite side of the market (i.e., far touch). Instinct X will split price improvement equally between counterparties within the bounds of the BBO for two limit orders with overlapping limit prices. If the calculated midpoint between the two orders falls outside the BBO, the execution price will be the outer bound of the BBO. Instinct X will treat a resting midpoint pegged order as a limit order and will split price improvement equally between counterparties when executing against an opposite limit priced order. Similarly, Instinct X will treat a far side pegged order as a limit order and will split price improvement equally between counterparties when executing against an opposite limit priced order as well as a resting midpoint pegged order. For example, Instinct X will split price improvement and execute halfway between the midpoint of the BBO and the far side bid or offer when a resting midpoint pegged order crosses with a far side pegged order. Instinct X will not provide price improvement to a market order when matching against a limit order and will instead execute such orders at the assigned limit price. For example, Instinct X will execute a resting midpoint pegged order and a market order at the midpoint of the BBO assuming the realized pegged price is more conservative than any specified absolute limit on the midpoint pegged order. ~~Instinct X will not provide price improvement to an amended midpoint pegged orders. For example, Instinct X would execute a limit order priced at the far side interacting with an amended midpoint pegged order at the midpoint of the BBO resulting in price improvement for the limit order priced at the far side. Instinct X will split price improvement between orders and will execute at the midpoint of the BBO when matching two unpriced orders.~~ Additionally, because Instinct X treats an order pegged to the far side as a limit order, Instinct X will execute at the far side and will not provide price improvement when matching a market order and a resting order pegged to the far side.

COMPLIANCE WITH VARIOUS FEDERAL SECURITIES REQUIREMENTS Instinct X is designed to operate in compliance with the requirements of Reg SHO when accepting and/or executing orders and conditional placements. In accordance with Rule 201 of Reg SHO, once a circuit breaker has been triggered, the short sale price test restriction will apply to short sale orders and conditional placements in that security for the remainder of the day and the following day, unless an exemption applies. Instinct X accepts orders and conditional placements marked as "short exempt" from broker-dealer Subscribers. Instinct X will <u>accept but</u> not cross orders or conditional placements<u>, including those marked Post Only,</u> in a locked or crossed market environment. Similarly, Instinct X will only cross orders and conditional placements if Limit Up/Limit Down ("LULD") bands are being disseminated and the proposed crossing price is within the LULD bands. Instinct X will not execute orders or firmed-up conditional placements in a security subject to a LULD trading pause or regulatory halt. Pursuant to applicable rules, Instinct X will only resume crossing once trading has commenced on the primary listing exchange and LULD price bands are available. BofAS handles execution errors occurring within Instinct X in accordance with the Firm's Errors and Error Correction Transactions Policy ("Error Policy"). The Error Policy applies to bona fide errors (e.g., wrong security or side of the market, execution outside the limit price of an order, executions at clearly erroneous prices). BofAS handles executions at clearly erroneous prices consistent with the applicable rules of the self-regulatory organizations. The Error Policy requires that bona fide errors involving Instinct X be recorded in BofAS error accounts and reported to the ATS Supervisor. Bona fide errors can be raised by Clients to BofAS sales traders or identified by BofAS. After evaluating the activity to confirm it is a bona fide error, the ATS Supervisor or the ~~ETS~~ET Supervisor can correct the error in a manner that attempts to place the Subscriber in the same position had the error not occurred. The ATS supervisor or delegate reviews execution errors daily or as they occur to ensure that they are handled in accordance with BofAS procedures. Instinct X time stamps orders upon receipt in the ATS and executions at the time they occur in accordance with applicable CAT and trade reporting rules. Instinct X determines queue position by new order receipt time and updates queue positions in connection with an amendment to the specified price, an increase in quantity, a change/addition to the pegging instruction (a pegged order will maintain its queue position based on changes to the BBO unless there is action taken with respect to pegging instructions), **a change to the time in force designation,** or an update to MinQty. Instinct X will maintain an order's and conditional placement's queue position when the Subscriber amends the order or conditional placement to reduce the quantity.

d. Are the established, non-discretionary rules and procedures required to be identified in Item 11(c) the same for all Subscribers and the Broker-Dealer Operator?

⊠ Yes ☐ No

Form ATS-N
BofAS CRD # 283942

Part III: Manner of Operations

   Item 13: Segmentation; Notice

   a.   Are orders and trading interest in the NMS Stock ATS segmented into categories, classifications, tiers, or levels (e.g., segmented by type of participant, order size, duration, source, or nature of trading activity)?

   ☒Yes ☐No

   If yes, explain the segmentation procedures, including (i) a description for how orders and trading interest are segmented; (ii) identify and describe any categories, classification, tiers, or levels and the types of orders and trading interest that are included in each; (iii) provide a summary of the parameters for each segmented category and length of time each segmented category is in effect; (iv) any procedures for overriding a determination of segmented category; and (v) how segmentation can affect order interaction.

BofAS assigns all Subscribers a segment classification.

~~All Subscribers are assigned a segment classification when approved to access Instinet X.~~ BofAS assigns ~~Direct Subscribers a segment~~ classification based upon an initial review of a Due Diligence Questionnaire (as described in Part III, Item 2) ~~by the ATS Working Group prior to permitting a Direct Subscriber to trade in Instinet X. The ATS Working Group will consider the quantitative and qualitative factors outlined in Part III, Item 2(b).~~ BofAS assigns Indirect Subscribers a segment classification based on the Indirect Subscriber's Client profile (e.g., Client type, trading strategies). **SEGMENT CLASSIFICATIONS All Subscriber orders and conditional placements entered into Instinct X are associated with one of the following segment classifications:** ~~(A) PRIVATE CLIENT (1) BofAS~~ **RETAIL)** -- **This segment consists only of** ~~Merrill Lynch, Pierce, Fenner & Smith Incorporated Wealth Management order flow from retail Customers; (B) BROKER-DEALERS -- This segment consists of three categories of broker-dealer order flow: (1) BD AGENCY -- representing orders sent from the agency desks of broker-dealer Subscribers that are generally working Customer orders (not proprietary in nature); (2) BD EXHAUST -- representing orders received from broker-dealer Subscribers after the orders pass through their internalization engine including, for example, an ATS; (3) BD RETAIL -- representing retail and private client orders sent from broker-dealer Subscribers. (C~~MLPFS **order flow; (2**) INSTITUTIONAL -- **This segment consists of orders from or on behalf of BofAS business units, BANA,** ~~and~~MLI, **BofAS Institutional Customer Subscribers.** ~~(D) MARKET MAKERS -- This segment consists of two categories of market maker order flow: (1) LIQUIDITY PROVIDERS -- representing external principal order flow sent from automated trading strategies where prices or instructions are passive in nature. (2) LIQUIDITY TAKERS -- representing external principal order flow sent from automated trading strategies where prices or instructions, relative to Liquidity Providers, are generally more aggressive in nature. DETERMINATION AND DURATION OF~~**, and, at least initially, Direct Subscribers that use an approved third-party algorithm or SOR to access Instinct X via cross-connection; (3)-(5) DIRECT SUBSCRIBERS -- These segments consist of orders from Direct**

Subscribers (other than Direct Subscribers using an approved third-party algorithm or SOR that are included in segment classification (2)), whose orders will be assigned to one of three segment classifications as described below in INITIAL DETERMINATION OF SEGMENT CLASSIFICATIONS AND CHANGES TO SEGMENT CLASSIFICATIONS; and (6) BD RETAIL - This segment consists of retail and private client orders sent from broker-dealer Subscribers.

INITIAL DETERMINATION OF SEGMENT CLASSIFICATIONS BofAS assigns Indirect Subscribers a segment classification based on the Indirect Subscriber's Client profile. BofAS assigns Direct Subscribers, including Direct Subscribers that use an approved third-party algorithm or SOR to access Instinct X, an initial segment classification based upon an initial review of a Due Diligence Questionnaire (as described in Part III, Item 2) and other considerations (e.g., previous experiences with other Subscribers under the same account and historical behavior of the Subscriber) by the ATS Working Group. Segment classification (3) will contain the Direct Subscribers (other than those assigned to classification (2)) expected to offer the most favorable executions; segment classification (4) will contain the Direct Subscribers (other than those assigned to classification (2)) expected to offer medium-quality executions; and segment classification (5) will contain the Direct Subscribers (other than those assigned to classification (2)) expected to offer the least favorable executions.

CHANGES TO SEGMENT CLASSIFICATIONS BofAS can override the determination of a segment classification for a Direct Subscriber in accordance with the Firm's Direct Subscriber Segment Reclassification Procedure. ~~The~~After the initial segment classification, the ATS Working Group reviews and analyzes the activity of Direct Subscribers on Instinct X no less than quarterly. Such review involves consideration of the output of the quantitative ~~and~~scoring system described below, as well as qualitative factors of Direct Subscribers' activity on Instinct X. ~~Quantitative factors include~~The quantitative scoring system will evaluate how favorable Direct Subscribers' order and execution characteristics are for contraparties based on factors such as message/order rates, add/take ratios, average order quantity, ~~where-within-the spread~~where-within-the-spread statistics, percentage of Day vs. IOC orders, duration of orders, reversion statistics, and order-to-trade ratios. The ATS Working Group review is based on holistic trading behavior, and the factors used when reviewing quantitative metrics to determine whether a Subscriber's order and execution characteristics are favorable for contraparties may vary. For instance, large order size is generally considered to be favorable, but if a Subscriber is displaying high reversion statistics (i.e., the market frequently moves in the Subscriber's favor after a trade), a higher order size is no longer favorable for contraparties. The quantitative scoring system informs in part the assignment of Direct Subscribers to one of three segment classifications. Direct Subscribers using an approved third-party algorithm or SOR will initially be assigned to segment classification (2). Segment classification (3) will contain the Direct Subscribers (other than those assigned to classification (2)) offering the most favorable executions; segment classification (4) will contain the Direct Subscribers (other than those assigned to classification (2)) offering medium-quality executions; and segment classification (5) will contain the Direct Subscribers (other than those assigned to classification (2)) with the least favorable executions. Qualitative factors include Client type (e.g., broker-dealer), trading strategies (e.g., market making), and a comparison of liquidity providing vs. liquidity taking activity. Based on ~~its~~the review of these quantitative and qualitative factors, the ATS Working Group can ~~request that a Direct Subscriber modify its order flow and/or trading behavior to conform to its designated segment or~~ determine to amend a Direct Subscriber's (including Direct Subscribers using approved third-party algorithms or SORs) segment classification in either direction. BofAS may modify a Direct Subscriber's segment classification at any time, including outside of the ATS Working Group's periodic meetings, using the quantitative and qualitative factors described above. There is no specific length of time that a segment classification will remain in effect~~;~~ ~~however,~~. BofAS, subject to approval by the ATS Working Group, reserves the right to review and add, remove or revise a segment classification at any time.

ORDER INTERACTION BASED ON SEGMENT CLASSIFICATIONS Because Instinct X considers a Subscriber's segment classification when assessing an ~~agency~~ order or conditional placement, a Subscriber's segment classification can impact the priority of the Subscriber's orders and conditional placements, as described above in Part III, Item 11(c). Additionally, Subscribers can select the segment classifications with which they do and do not want to trade ~~(e.g., Private Client, Broker-Dealer, Market Maker)~~, as described in Part III, Item 14.

    b.   If yes to Item 13(a), is the segmentation of orders and trading interest the same for all Subscribers and the Broker-Dealer Operator?

        ☒ Yes ☐ No

    c.   Does the NMS Stock ATS identify orders or trading interest entered by a customer of a broker- dealer on the NMS Stock ATS as a customer order?

        ☒ Yes ☐ No

    d.   If yes to Item 13(a), does the NMS Stock ATS disclose to any Person the designated segmented category, classification, tier, or level of orders and trading interest?

        ☒ Yes ☐ No

        If yes, provide a summary of the content of the disclosure, when and how the disclosure is communicated, who receives it, and whether and how such designation can be contested.

Subscribers are informed of their designated segment classification by the Sales team during onboarding or upon request by the Firm's MAG team, which is responsible for monitoring Instinct X's health and functionality along with other operational and Client issues. Any Direct Subscriber request to contest a designated segment is communicated through the Sales team or the MAG team to the ATS Working Group. The ATS Working Group will review such request consistent with the Direct Subscriber Segment Reclassification Procedure described in Part III, Item 13(a). Separately, Instinct X does not identify individual orders or conditional placements as Customer orders or Customer conditional placements. However, based on the counterparty segment classification selection procedures described in Part III, Item 14, Subscribers can request counterparty segment classification restrictions to exclude certain segment classifications and thereby trade only with segment classifications that are primarily comprised of orders and

conditional placements of Customers of a broker-dealer (e.g., ~~Private Client, Broker-Dealer~~(1) BofAS Retail, (6) Retail).

e.　If yes to Item 13(d), are the disclosures required to be identified in 13(d) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

Form ATS-N
BofAS CRD # 283942

Part III: Manner of Operations

   Item 14: Counter-Party Selection

   a.   Can orders or trading interest be designated to interact or not interact with certain orders or trading interest in the NMS Stock ATS (e.g., designated to execute against a specific Subscriber's orders or trading interest or prevent a Subscriber's order from executing against itself)?

   ☒Yes ☐No

   If yes, explain the counter-party selection procedures, including how counter-parties can be selected, and whether the designations affect the interaction and priority of trading interest in the ATS.

Subscribers can request that their orders and conditional placements only interact with particular counterparty segment classifications, as described in Part III, Item 13. Subscribers can: (i) select the particular segment classifications with which they do and do not want to trade, (ii) ~~use segment classifications to~~ preclude their orders and conditional placements from interacting with ~~a particular capacity of orders (i.e.,~~<u>the principal orders or conditional placements of</u> BofAS <u>or</u> principal ~~order flow (including Affiliate principal flow) or agency flow)~~<u>orders or conditional placements of BofAS Affiliates</u>, or (iii) both (i.e., restrict interactions with particular segments and order capacities). <u>Indirect</u> Subscribers can submit segment classification restriction requests through the Sales team. <u>Indirect Subscribers can request that a particular segment classification restriction be applied to all of their orders or that a particular segment classification be applied to only their day orders (not IOC orders).</u> These requests can only be implemented by a BofAS employee and are implemented after normal trading hours. ~~Subscribers~~<u>To the extent an Indirect Subscriber requests both overall and day-only segment classification restrictions, in the event of a conflict, the overall restriction will take priority. Direct Subscribers can request through the Sales team that a particular segment classification restriction be applied to their day orders (not IOC orders). Such requests can only be implemented by a BofAS employee and are implemented after normal trading hours. Direct Subscribers can also apply a segment classification restriction on an order-by-order basis via FIX message. To the extent a Direct Subscriber has both a day-only segment classification restriction and applies an order-specific segment classification restriction via FIX, the order-specific segment classification restriction will take precedence. Subscribers</u> can request an analysis specific to their order flow (i.e. counterparty segment interaction) from a BofAS Sales employee. In addition to segment classification restrictions, Subscribers can preclude their orders and conditional placements from interacting with other orders and conditional placements based on order quantity by using the MinQty attribute. Subscribers can use MinQty to exclude their orders and conditional placements from interacting with other orders or conditional placements on the basis of order arrival and residual (leaves) quantity. Subscribers <u>can also elect to apply a Post Only attribute to their orders or conditional placements. This attribute would exclude orders from interacting with preexisting orders or conditional placements if the incoming order would remove resting liquidity on the book. Subscribers</u> communicate ~~this~~<u>these</u> order attribute-based ~~restriction~~<u>restrictions</u> via FIX messages. <u>A Subscriber's use of Volatile Quote Protection may also prevent otherwise compatible orders from matching. By</u>

default, Instinct X applies a self-cross prevention feature which prevents a Subscriber order or conditional placement from crossing against an order or conditional placement originating from the same account. of a Subscriber. Note, the self-cross prevention feature will not prevent crosses between different accounts of the same Subscriber. Broker-dealer Subscribers can opt out of the self-cross prevention feature by contacting their sales and/or coverage personnel.

        b.   If yes to Item 14(a), are the procedures for counter-party selection required to be identified in Item 14(a) the same for all Subscribers and the Broker-Dealer Operator?

        ☒Yes ☐No

Part III: Manner of Operations

Item 15: Display

a. Does the NMS Stock ATS operate as an Electronic Communication Network as defined in Rule 600(b)(23) of Regulation NMS?

☐ Yes ☒ No

b. Are Subscriber orders and trading interest bound for or resting in the NMS Stock ATS displayed or made known to any Person (not including those employees of the NMS Stock ATS who are operating the system)?

☒ Yes ☐ No

If yes, explain the display procedures, including how and when Subscriber orders and trading interest are displayed, how long orders and trading interest are displayed, what information about orders and trading interest is displayed, and the functionality of the Broker-Dealer Operator and types of market participants that receive the displayed information.

Instinct X does not display its book of orders and conditional placements to any Person (i.e., Instinct X does not publish or display a montage of quotes or orders). While orders and conditional placements of Indirect Subscribers routed to Instinct X pass through BofAS's electronic trading infrastructure, including the Firm's SOR, the SOR does not have information about orders or conditional placements resident in Instinct X's book other than those placed into the book by the SOR. When there is a potential match ~~of~~involving a conditional ~~placements~~placement, Instinct X sends a Firm-Up Invite message, which includes the side, symbol, and quantity of a contra-conditional placement, to the relevant BofAS algorithm or the BofAS SOR used to send the Indirect Subscriber's conditional placement. Direct Subscribers receive conditional placement message interactions, as described in Part III, Item 9. Direct Subscribers' orders and conditional placements do not pass through the BofAS SOR. Orders and conditional placements of Direct Subscribers using a third-party external market access gateway pass through such gateway, but the gateway does not have information about orders or conditional placements resident in Instinct X's book other than those placed into the book by a Direct Subscriber using the respective gateway. When there is a potential match ~~of~~involving a conditional ~~placements~~placement, Instinct X sends a Firm-Up Invite message to the Direct Subscriber that sent the conditional placement.

c. If yes to Item 15(b), are the display procedures required to be identified in 15(b) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

Part III: Manner of Operations

   Item 19: Fees

      a.   Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).

For Direct Subscribers accessing Instinct X, BofAS assesses negotiated per share fees for executions involving: (i) orders (ranging from $~~0.001~~0.00 to $0.03 per share) and (ii) conditional placements (ranging from $~~0.0015~~0.00 to $0.0025 per share). Some Clients are both Direct and Indirect Subscribers (Indirect Subscriber fees are described in response to Item 19(b)) and pay fees specific to each form of access (i.e., direct or indirect). In such circumstances, the fee associated with direct access to Instinct X will vary within the ranges above based on above referenced factors. BofAS individually negotiates the aforementioned per share fees with Clients in consideration of each Client's overall relationship with BofAS. The factors that BofAS will consider include: Client type (e.g., agency broker, sell side firm, low latency firm), ~~type~~characteristics of trading flow (~~i.e., the Private Client (Retail), Broker-Dealer, Institutional and Market Maker segmentation categories defined in Part III, Item 13~~g., add/take ratio, order-to-trade ratio), trading volume, products and markets traded, and the total mix of services provided by BofAS (e.g., algorithmic strategies used, customization requests, support requirements). The per share fees necessarily vary based on the products and services that are provided to each particular Client. In all cases, the negotiated per share fees reflect the value of the services that BofAS provides the Client.

      b.   Identify and describe any fees or charges for use of the NMS Stock ATS services that are bundled with the Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of Subscribers, and range of fees.

For Indirect Subscribers, BofAS individually negotiates per share fees for the bundled use of its electronic order handling and execution services platform including, but not limited to, Instinct X. These fees are negotiated based on the factors outlined above in Part III, Item 19(a). BofAS does not charge Indirect Subscribers an explicit fee for executing on Instinct X; rather, BofAS charges Indirect Subscribers a per share fee that: (i) covers the use of all relevant BofAS electronic order handling and execution services and (ii) is the same for executions on any trading center.

      c.   Identify and describe any rebate or discount of fees or charges required to be identified in Items 19(a) and 19(b), including the type of rebate or discount, structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of Subscribers, and range of rebate or discount.

BofAS does not offer rebates for the use of Instinct X. BofAS individually negotiates per share fees, which may be discounted or bundled based on the factors described in Part III, Item 19(a) and (b) above.

Part III: **Manner of Operations**

Item 20: Suspension of Trading

a. Explain any procedures for suspending or stopping trading on the NMS Stock ATS, including the suspension of trading in individual NMS stocks.

Instinct X will accept Subscriber orders and conditional placements but will not cross orders and conditional placements during a regulatory halt, when a symbol is quoted in Limit Up/Limit Down status, or when market data is delayed. Additionally, BofAS can, in its sole discretion, elect to suspend operation of Instinct X at any time, including the suspension of trading in individual NMS stocks for, among other reasons, approaching Regulation ATS Fair Access and Regulation SCI volume thresholds. BofAS will make reasonable efforts to notify Subscribers electronically in a timely manner in the event of such an occurrence. In the event of a suspension of trading in Instinct X generally or in a particular NMS stock, Instinct X will cancel all existing <u>unexecuted</u> orders and <u>conditional placements and</u> reject any new orders <u>and conditional placements, including Firm-Up Accepts. Orders executed prior to a suspension will be reported to the Subscriber</u>.

b. Are the procedures for suspending or stopping trading the same for all Subscribers and the Broker- Dealer Operator?

☒ Yes ☐ No

Part III: **Manner of Operations**

Item 23: Market Data

a. Identify the sources of market data used by the NMS Stock ATS (e.g., proprietary feed from a national securities exchange, feed from the securities information processor ("SIP")), and how the ATS uses market data from these sources to provide the services that it offers, including how the ATS uses market data to determine the NBBO and protected quotes, and display, price, prioritize, execute, and remove orders and trading interest on the ATS.

~~BofAS receives direct market data feeds for all national securities exchanges. These market data feeds are combined by a BofAS proprietary market data consolidator that sits outside of Instinct X and calculates a consolidated BBO based on the data feeds of such national securities exchanges. Instinct X utilizes the BBO to price, prioritize and execute orders and conditional placements as described in Part III, Item 11. Instinct X is designed to operate in compliance with all applicable rules and regulations (e.g., Reg NMS, Reg SHO, etc.). Instinct X can use consolidated market data from the securities information processor ("SIP") for one or more national securities exchange should there be an issue (e.g., stale quotes, crossed quotes, etc.) identified with any proprietary market data feed or to interpret any condition disseminated by the marketplace (e.g. Limit Up/Limit Down bands).~~

Instinct X prices, prioritizes, and executes orders using a BBO constructed by Ocean, a third-party technology provider for Instinct X. Ocean constructs the BBO using a combination of full network redundant direct market data feeds and market data disseminated by the Securities Information Processors ("SIPs") (the "Constructed BBO"). Specifically, Instinct X uses direct market data feeds for all exchanges other than LTSE (which does not offer a direct market data feed), IEX, NYSE National, NYSE Chicago, MIAX Pearl Equities, and MEMX (for which it uses the SIP). Separately, Instinct X uses full network redundant SIP feeds as a secondary source of the BBO and for the Volatile Quote Protection attribute when enabled (as discussed above in Part III, Item 7).

b. Are the sources of market data and how the NMS Stock ATS uses market data for the services that it offers the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No